Exhibit 99.1

JOYY Inc. Announces Name Change Effectiveness

GUANGZHOU, China, December 24, 2019 – JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global social media platform, today announced that, it has changed its name from “YY Inc.” to “JOYY Inc.,” effective December 20, 2019. The American depositary shares, each representing 20 Class A common shares, par value US$0.00001 per share, of the Company, will begin trading under the new corporate name on December 30, 2019. The name change has no effect on the Company’s ticker symbol.

About JOYY Inc.

JOYY Inc. (“JOYY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, JOYY Inc. (formerly known as YY Inc.) completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; IMO, a global video communication app, and other social applications. JOYY has created an online community for global video and live streaming users. JOYY Inc. (formerly known as YY Inc.) was listed on the Nasdaq in November 2012.

Investor Relations Contact
JOYY Inc.
Matthew Zhao
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com